New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

May 20, 2011

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Pamela Long, Assistant Director
Jessica Dickerson, Staff Attorney
Alfred Pavot, Assistant Chief Accountant
Tracey McKoy, Staff Accountant

Re:	Solazyme, Inc. Registration Statement on Form S-1 Filed March 11, 2011 File No. 333-172790

Ladies and Gentlemen:

We are submitting this letter on behalf of Solazyme, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 12, 2011 (the “Fourth Comment Letter”), relating to the above-referenced registration statement on Form S-1 of the Company filed March 11, 2011 (the “Registration Statement”) and the prospectus contained therein. The Company has previously filed Amendment No. 1 to Form S-1 on April 1, 2011 solely for purposes of adding certain exhibits to the Registration Statement, without modification of the prospectus, Amendment No. 2 on April 13, 2011, Amendment No. 3 on May 4, 2011 and Amendment No. 4 on May 12, 2011. The Company previously responded to comments from the Staff in the Fourth Comment Letter and is now submitting an additional response that was noted as to come under separate cover. The Company has also received comments from the Staff in a letter dated May 19, 2011 and will respond under separate cover.

For ease of review, we have set forth below comment number one, as set forth in the Fourth Comment Letter, together with the Company’s response thereto. All page numbers in the responses below refer to Amendment No. 4, except as otherwise noted.

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Securities and Exchange Commission	2	May 20, 2011

Significant Partner agreement, page 46

1.	We have read your response to prior comment four from our letter dated May 10, 2011. In responding to our comment, please tell us the specific line items and quantify the impact to your financial statements related to your intended accounting treatment for the warrant issued to Bunge Limited to purchase one million shares of your common stock.

Response: The Company respectfully informs the staff that after review of the provisions of ASC 505-50, the Company believes the requirements of ASC 505-50 should be applied to the Warrant issued to Bunge Limited (“the Warrant”).

Under the provisions of ASC 505-50, the measurement date for an instrument is the earlier of the date at which a commitment for performance by the counterparty is reached or the date at which the counterparty’s performance is complete. A commitment for performance is deemed to have been reached when performance by the counterparty to earn the equity instruments is probable because there exists sufficiently large disincentives for nonperformance.

Under the terms of the Warrant, the only disincentives to Bunge are the potential of not vesting in any of the shares underlying the Warrant should the formation of a joint venture not occur, and the potential of reductions in the number of shares exercisable if the other performance milestones are not met on a timely basis. As a result, under the provisions of ASC 505-50-30-12, a measurement date has not yet occurred and the Company believes the first measurement date for the Warrant will be upon entry into a joint venture agreement with Bunge, the first milestone date. Upon achievement of the first milestone, the Company will evaluate each subsequent milestone to determine whether there is a sufficiently large disincentive for nonperformance and therefore establish a measurement date for the remaining unvested shares underlying the Warrant. At each subsequent milestone date, the Company will continue to evaluate the measurement date for any remaining unvested shares to determine whether there is a sufficiently large disincentive, and fair value if there is a sufficiently large disincentive, or defer valuation as appropriate.

Since the quantity of shares that will ultimately vest depends on achievement of the various milestones, the Company believes the guidance in ASC 505-50-30-25 should be applied prior to reaching a measurement date. This guidance states:

The quantity and terms of the equity instruments may be dependent upon counterparty performance conditions. If this is the case and if it is appropriate under GAAP for the issuer to recognize any cost of the transaction in reporting periods before the measurement date, the equity instruments shall be measured at their then-current lowest aggregate fair value at each of those interim reporting dates.

Under this guidance the Company will recognize the cost of the Warrant based on the “then-current lowest aggregate fair value”. The Company will evaluate whether the cost of the Warrant should be recognized as a reduction of revenues earned from

Securities and Exchange Commission	3	May 20, 2011

Bunge or as a separate cost or asset under the guidance in ASC 605-50-45-2. Therefore, if the Company does not receive a separately identifiable benefit for which it can establish fair value, the cost of the Warrant will be recognized as a reduction of revenues earned from Bunge. The Company believes that if the joint venture is formed and the Company receives an ownership interest in the joint venture, the cost of the Warrant can be recognized as an asset rather than a reduction of revenues earned from Bunge.

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Securities and Exchange Commission	4	May 20, 2011

We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2004 with any questions you may have respecting the foregoing.

Sincerely,

/s/ Alan F. Denenberg

Alan F. Denenberg

cc:	Mr. Paul Quinlan, Solazyme, Inc.

Mr. Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Ms. Allison Spinner, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation